File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

03 MAR 14 AM 7:21

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

03007808

7 March 2003

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 24th February 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

5th March 2003	-	Final Results
5th March 2003	-	Bonus Announcement
7th March 2003	-	Director Shareholding

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 4/7

LSE / SecExch: SecExch 240203

Company	Friends Provident PLC
TIDM	FP.
Headline	Bonus Announcement
Released	07:04 5 Mar 2003
Number	3022I

5 March 2003

FRIENDS PROVIDENT DECLARES NEW BONUS RATES

Friends Provident's annual bonus declaration will increase the guaranteed benefits to over 1.6 million with profits policyholders and ensure that maturing with profits policies will continue to benefit from good net of tax returns of up to 10% per annum. The declaration also continues the process of bringing policy values down to levels which more closely reflect the underlying investment value of the policy and reflects the sharp falls in investment markets in 2002 (the FTSE100 Index fell 24.5%) and the negative investment returns of the With Profits Fund in both 2001 and 2002.

Regular Bonus Rates

Regular bonus rates are declared to maximise the build up of secure growth for the policyholder, subject to the need to manage the With Profits Fund prudently.

New With Profits Regular Bonus Rates (Main Series)

	New Rate	**1 August 2002**
	%	%
Unitised With Profit Bonds	2.50	3.75
New Generation Pension Plan	3.90	5.15
Unitised Pension Investment Bonds	3.00	4.25
Conventional Endowment:		
on Sum Assured	0.50	2.00
on Attaching Bonuses	0.50	2.25

Conventional Personal Pension Plan:		
on Sum Assured	0.50	2.50
on Attaching Bonuses	0.50	2.75

Final Bonus Rates

We aim to declare final bonus rates which maintain fairness between different groups and generations of policyholders and which generate policy payouts broadly in line with their investment value, smoothed to provide some protection from the fluctuations of the stockmarkets. The smoothing process will result in policies which mature in 2003 still receiving more than their underlying investment value.

Payouts

Regular and final bonus rates have been reduced, with payouts on maturing with profits policies falling by between 0 and 16% (compared to the last changes announced in August 2002).

Future Bonus Prospects

Unless there is a strong recovery in equity markets, further reductions in bonus rates are likely. The next formal review is scheduled for later this year. The fall in investment markets over the last three years has impacted the returns for all of our savings customers, not least for with profits policyholders whose policies share in the investment profits and losses of the With Profits Fund. In addition, the guarantees on some policies are worth more than the underlying assets, with a consequential cost to the Fund in meeting such guarantees on policies becoming claims. These exceptional circumstances have resulted in the reductions in bonuses and targeting of payouts to 100% of the underlying investment values after allowing for the anticipated cost of guarantees.

Asset Mix of the With Profits Fund

Over the longer term, we continue to expect that shares and property will outperform fixed interest securities and we therefore intend to continue to invest a significant proportion of the assets of the With Profits Fund in shares and property. During 2002, we have reduced the exposure of the With Profits Fund to shares (see Appendix 3 for details).

Ben Gunn, Managing Director of Friends Provident Life and Pensions Limited, said:

'With profits policyholders are getting an increase in their policy values, despite another year of negative investment returns.

'Paying net returns of as much as 10% per annum is testament to the value of the smoothing process of the With Profits Fund which provides policyholders with a degree of insulation from year to year stockmarket volatility.'

Friends Provident's bonus philosophy and declaration have been independently reviewed.

For further information, please contact Jim Murdoch on 01722 311447 or Ben Gunn on 01392 282006; or Bella Jowett of Bell Pottinger Financial on 020 7861 3232.

Issued on behalf of Friends Provident Life and Pensions Limited.

Notes for Editors:

Appendix 1: Maturity payouts and past performance comparisons

Appendix 2: With Profits Fund Investment Performance

Appendix 3: With Profits Fund Asset Mix

APPENDIX 1 – MATURITY PAYOUTS AND PAST PERFORMANCE COMPARISONS

Unitised With Profits Personal Pension Plan - 15 Year Term – Regular Premium

	March 2003 Maturity Value	**Net of tax Return p.a.**	**August 2 Matu V**
FP Personal Pension Plan	£61,812	6.9%	£75
UK Balanced Unit Trust sector average	£45,337	3.0%	
UK Balanced Managed Pension Fund sector average	£43,357	2.4%	
90 day Building Society Account (gross interest reinvested)	£52,070	4.7%	
Average Inflation Rate		2.7%	

(based on a male retiring at age 65. Return of Fund. £200 p.m. gross)

Conventional Endowment With Profits Plan - 25 Year Term – Regular Premium

	March 2003 Maturity Value	**Net of tax Return p.a.**	**August 2002 Maturity Value**
FP Endowment (Main Series)	£61,749	10.0%	£72,947
UK Balanced Unit Trust sector average	£50,646	8.7%	
UK Balanced Managed Life Fund sector average	£33,985	6.0%	

Average inflation rate	3.8%

(based on a male 30 next paying £50 per month gross)

Note: Comparison 90 day Building Society Account figures were not available.

Other examples are available on request.

All Unit Trust and Managed Fund comparisons are sourced from Lipper Hindsight as at 28 February 2003 and on an offer to bid basis.

Past performance is not necessarily a guide to future performance.

Please note that with profits plans taken out on or after 9 July 2001 share in the investment profits of the With Profits Fund only and not the profits of Friends Provident. A Market Value Reduction may be applied to unitised with profits investments in some circumstances. Full details are available from any Friends Provident office.

APPENDIX 2 – WITH PROFITS FUND INVESTMENT PERFORMANCE

Friends Provident aims to allocate bonus additions to with profits policies in a fair and equitable manner.

When comparing year on year results it is important to remember that maturing policies in different years ran over different periods of time and therefore experienced different investment conditions.

For example a 10 Year Unitised With Profits Regular Savings Plan maturing on 1 March 2002 would have benefited from the with profits investment returns from 1992 to 2001 inclusive, whereas the same Plan maturing one year later on 1 March 2003 would have gained from the years 1993 to 2002 inclusive.

The rate of return achieved on investments in the With Profits Fund in each of the past 11 years (net of investment management expenses but before allowing for the effect of taxation) was as follows:

1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	200
15.9%	27.1%	-5.9%	15.6%	10.8%	17.6%	17.1%	12.9%	2.7%	-8.7%	-8.[illegible]

To illustrate the impact of different investment periods, this equates to an average annual return of 10% for the 10 years to 2001 inclusive, which falls to 7.4% for the 10 years to 2002 inclusive.

Our long term assumption is that the investment return from the With Profits Fund will be around 7% per annum into the future. In comparison with this expectation, the relative under performance in both 2001 and 2002 was therefore around minus 16%.

APPENDIX 3 – WITH PROFITS FUND ASSET MIX

	31 December 2002	30 June 2002	31 December 2001
	%	%	%
Equities and Unit Trusts	32	44	54

03 MAR 11 AM 7:21

Property	13	13	11
Fixed Interest and Other	55	43	35

END

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Company	Friends Provident PLC
TIDM	FP.
Headline	Final Results
Released	07:01 5 Mar 2003
Number	3021I

5 March 2003

FRIENDS PROVIDENT PLC

PRELIMINARY ANNOUNCEMENT FOR THE YEAR TO 31 DECEMBER 2002

FRIENDS PROVIDENT SHOWS EXCELLENT BUSINESS PROGRESS IN DIFFICULT MARKET CONDITIONS

Financial Highlights

- Total life and pensions sales up by 11% to £1,744 million.
- Contribution to profits from new business up 22% to £66 million. Margin increased to 17.5%.
- Achieved operating profit* of £305 million (including £56 million charge for annuitant mortality) compared with £321 million in 2001.
- Modified Statutory operating profit* of £355 million compared with £140 million for the half year to 31 December 2001.
- Free Asset Ratio of 8.4% and Standard & Poor's financial strength rating maintained at AA-.
- Recommended final dividend of 4.8 pence per share, making a total dividend for the year of 7.25 pence per share, up 3.6%.

*Operating profit is stated before amortisation of goodwill, operating exceptional items and tax.

Business Highlights

- Strong progress in core product lines.
- Assets under management doubled through the acquisition of Royal & SunAlliance's asset management business elevating ISIS into the top ten UK Active Fund Managers with £60 billion assets under management at the end of 2002.
- Created a major player in the offshore market, with an estimated market share of 9%, through the purchase of Royal & SunAlliance International Financial Services.

- Key strategic partnerships forged with five leading IFA groups via equity investments.

David Newbigging, Chairman, said:

"The Group's management team has remained focused on the fundamentals of our business which are within its control and steered a steady course through a year of great uncertainty. Against this background we have continued to maintain a strong underlying financial position which has allowed us to add bonuses to with profit policies and to increase the dividend to our shareholders. While we expect to continue to grow our dividend in the future, growth will be at a lower rate than previously indicated. However, any such growth in the dividend is dependent on our planning assumptions being met, principally equity investment returns of 7% per annum in the medium term."

Keith Satchell, Group Chief Executive, said:

"Throughout 2002 we have actively sought opportunities to increase the scale and breadth of the Group's core businesses and acted decisively to maintain a robust financial position. We have in place the key components for success that will see Friends Provident emerge as one of the highest ranked players in our chosen sectors. A business model with flexibility and the capacity to grow, together with a commitment to service excellence and the innovative application of technology, have all contributed to our progress in 2002 and will drive further growth in 2003."

– Ends –

For further information contact:

Brian Wilkinson	Friends Provident plc	01306 653405
Di Skidmore	Friends Provident plc	01306 654484
John Coles	Bell Pottinger Financial	020 7861 3868

Notes to editors:

1. An interview with Keith Satchell, Group Chief Executive will be available to view in video, audio and text formats at www.friendsprovident.com and www.cantos.com from 7am today.

2. Analyst presentation will take place at 9.30am today at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ.

3. A webcast of the analyst presentation will also be available on the Friends Provident website

from 3pm today.

4. An investor teleconference will take place at 3.45pm.

Dial in: 01296 618 100

Access code c182408

5. There is also a replay facility which will be available for 5 days.

Dial in: 01296 618 700

Access code: 623897

6. Financial reporting dates

Dividend dates:

Shares go ex dividend	16 April 2003
Record date	22 April 2003
Dividend paid	30 May 2003

Financial Reporting Calendar:

Friends Provident plc Life & Pensions Quarter 1 New Business Announcement	29 April 2003
Friends Provident plc Group Interim Results and Life & Pensions Quarter 2 New Business Announcement	30 July 2003
Friends Provident plc Life & Pensions Quarter 3 New Business Announcement	28 October 2003

7. Free Asset Ratio

The Free Asset Ratio (FAR) is a common measure of financial strength in the UK for long term insurance business. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of actuarial reserves. For reference purposes, this ratio has been calculated based on Form 9 Line 34 divided by Form 9 Line 23 of the FSA Returns using provisional figures at 31 December 2002.

8. Total life and pensions sales represents regular premiums plus 100% of single premiums.

9. Annual Premium Equivalent (APE) represents regular premiums plus 10% of single premiums. All new business figures are APE, unless otherwise stated.

10. Forward-looking statements

Certain statements contained in this announcement constitute "forward-looking statements". Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Friends Provident plc, its subsidiaries and subsidiary undertakings, from time to time, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking

statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

Dividend

Subject to shareholders' approval, the Board has recommended a final dividend of 4.8 pence per share, bringing the total dividend for 2002 to 7.25 pence per share. This represents an increase of 3.6% over the annualised dividend of 7 pence per share for 2001.

This is in line with our previously stated progressive dividend policy, which implied growth in dividends in excess of inflation. This policy was set just ahead of our flotation in 2001 when the FTSE 100 index was around 5600 and was maintained in respect of our 2002 Interim Results when the index had fallen to around 4600. Investment returns are the key element supporting dividend policy and the index had fallen further to 3600 in February 2003. As a result, while we expect to continue to grow our dividend in the future, growth will be at a lower rate than previously indicated. However, any such growth in the dividend is dependent on our planning assumptions being met, principally equity investment returns of 7% per annum in the medium term. Consistent returns well in excess of this assumption or a significant upward equity market movement will be needed for a return to a policy of dividend growth in excess of inflation.

We have previously indicated dividend cover in the range of one and a half to two times modified statutory solvency (MSS) operating profits. Going forward, we are prepared to relax this cover given the underlying strength of the business.

Business Review

Life & Pensions

New life and pensions business grew strongly in 2002, particularly across the three product markets on which the business is focused - savings and investment, protection and group pensions business. On an APE basis new business increased by 10% to £377 million compared with £343 million in 2001.

Diversifying distribution and strengthening the business

Our multi-channel distribution strategy, coupled with an enhanced product range and good service, have all contributed to our strong performance.

Throughout 2002 we invested some £30 million in top quality IFA firms to support the development of a healthy IFA sector, to provide good long term returns for our shareholders and to prepare for the abolition of the so called "polarisation" regime.

Our Direct Business Operation was responsible for some 19% of total 2002 new business and undertook a number of key developments during the year which not only reduced the cost base of the overall sales operation but also improved overall productivity and performance. We were pleased to receive independent recognition of the quality of our Direct Business Operation through the Financial Adviser Sales Awards 2002 where we were the winner of the Most Admired Tied-Agent Host Company and Runner Up for the Most Admired Large Direct Sales Force.

Towards the end of 2002 we began to see additional new business flow from the international business we acquired from Royal & SunAlliance and the distribution agreement we secured with Countrywide, the UK's leading estate agency business. We expect both of these key developments to make a significant contribution to our new business growth in 2003.

Savings and Investment

We have made considerable progress in this strategically important sector, with new business increasing by 41.6% to £97.0 million. We ended the year strongly, with new business in the fourth quarter of 2002 increasing by 60.1% to £30.9 million, of which £20.3 million was produced by our enlarged international business. Total international business accounted for 14% of our total new business in 2002, compared with 10% in 2001 which demonstrates the increasing diversification of our business.

Protection

New protection business in 2002, including income protection, increased by 30.7% to £45.1 million in 2002 compared with £34.5 million in 2001. In the fourth quarter of 2002 new business increased by 50.6% to £13.1 million, including £2.2 million from the distribution agreement with Countrywide, compared with £8.7 million in 2001. We expect that our partnership with Countrywide will make a significant contribution to the growth of protection business in the years ahead.

Pensions

Total new pensions business in 2002 decreased by 2.3% to £234.6 million compared with £240.1 million in 2001 reflecting the exceptional group pensions business in the final quarter of 2001 and our ongoing strategic decision to reduce our emphasis on individual pensions for profitability reasons, and to increase margins on annuity business.

New group pensions business in 2002 increased by 12.2% to £157.8 million compared with £140.7 million in 2001.

Incremental new business – that is contributions from new members and additional contributions from existing members – continued to grow in 2002 with £45 million being generated from schemes set up prior to 2002. The recent Green Paper on pensions will, in our view, do nothing to curb the trend away from defined benefit to defined contribution schemes. We expect that this trend will have a positive impact on our defined contribution new business.

New individual pensions in 2002 decreased by 14.5% to £46.1 million compared with £53.9 million in 2001 which reflected our strategic focus on the more profitable group pensions market.

New annuity business decreased from £45.5 million in 2001 to £30.7 million in 2002 and reflected our strategy to focus on margins rather than volumes.

2002 Bonus changes

As a result of sharp falls in investment markets and as part of the process of aligning policy values to levels which more closely reflect the underlying investment values of policies, we have reduced bonus rates for conventional and unitised with profits policies. Unless there is a strong recovery in equity markets, further reductions in bonus rates are likely.

Committed to service excellence

In February 2002 we earned the right to display the Raising Standards quality mark which signifies that we have improved the standards of our customer service and the clarity of our communications. Since the Raising Standards initiative was launched in October 2000 only nine other companies have been successful in achieving the Raising Standards accreditation and we are delighted to have received this independent recognition of the progress we have made. Additionally, we were awarded a Four Star rating in the prestigious 2002 Financial Adviser LIA Service Awards which is an independent assessment based on the views of more than 1600 IFA firms. We now have the highest service rating of the major UK listed life and pension companies.

Technology

Each of our distribution channels is benefiting from our proven ability to exploit technological advances.

During the year we launched new extranet services for IFAs and over 15,000 IFAs are now registered for these online services. For individual business, IFAs can now apply for a policy on behalf of their clients, receive a quotation and then track and service that policy – all electronically.

In 2002 we saw a significant increase in online sales of two of our most popular products. Online sales of our Investment Portfolio Bond increased to more than 60% of new bond sales in December from less than 15% in January 2002. Online protection business is also on the increase. In December 2002 over 25% of new protection business was transacted online by IFAs compared with only 1% in January.

Asset Management - ISIS

The major strategic development during the year was the acquisition of Royal & SunAlliance Investments (RSAI) in July 2002 which not only transformed our standing in the asset management sector but also created a scaleable business model capable of taking on additional funds under management at relatively little additional cost.

The enlarged business, which was renamed ISIS Asset Management plc in September, has nearly double the funds under

management - some £60 billion at the end of 2002 - and is ranked in the top 10 of UK active fund managers.

The integration has proceeded very well and we have met or exceeded the very challenging timescales that were set prior to the completion of the acquisition in July 2002. We moved quickly to reduce the staffing level of the enlarged organisation and to appoint the best management and staff from both organisations.

The speed and effectiveness of the integration process has resulted in significant costs savings which we estimate to be in excess of £23 million per annum.

We have also made rapid progress with the integration of both information technology systems and administration as well as taking the decision to consolidate the administration of our collective funds with IFDS, the leading outsource provider of transfer agency business in the UK. This will not only bring cost synergies, but also improve overall service levels.

As a result of the RSAI acquisition we have significant depth to our investment teams. In total, we now have around 120 investment professionals and we have taken steps to address our investment process, again looking to combine the best from both companies.

The change to our investment approach was prompted by the disappointing performance that we have delivered to some institutional clients, particularly within equity portfolios, over recent years. In contrast, our bond team has continued to produce superior returns within a very difficult environment. We are confident that in the long-term, the additional expertise will lead to stronger investment performance, which ultimately is the key factor driving organic growth.

We took an early decision after the acquisition to rename the company ISIS Asset Management plc. Having launched the 'retail' ISIS brand after extensive research over a year ago, the move to bring all areas of the company under one name has enabled us to align the brand under a single succinct and memorable name. This, in turn, has been an important step in reinforcing external perception of ISIS as an independent asset management business.

Combining the existing product set with the new products acquired from RSAI has given us a number of competitive offerings with strong track records. In the retail market we have particular strengths in the core sectors of UK and European equities, corporate bonds, and fund of funds. During 2003, we will undergo a large fund rationalisation project to remove overlap in the collective fund ranges. We anticipate a final range of approximately 30 retail funds. We also have extremely strong offerings in the more specialist areas of VCTs, where we are the leading player in the market under the Baronsmead brand, as well as Investment Trusts and Socially Responsible Investment (SRI).

In the institutional market, the key strengths reside in our fixed interest, property and SRI propositions. In particular, an area of rapidly growing interest is our Responsible Engagement Overlay (reo) programme. In 2001, we formed a venture with State Street Global Advisors (SsgA), with a reo overlay being applied to index-tracking funds, allowing institutional investors to pursue social, environmental and ethical objectives without compromising their financial obligations. In recent months, significant new investors, including Shropshire County Council and John Lewis have adopted this service, and we anticipate an expansion of our overall relationship with SsgA.

The acquisition of RSAI allowed us to take a large step towards meeting a number of our previously stated strategic objectives. Over and above the increase in funds under management, we now have a significantly more diversified revenue stream both by asset class, and also by customer. Together Friends Provident and Royal & SunAlliance account for around 60% of total revenues, and provide secure cash flows from long-term contracts.

The strategic goal for ISIS is to become a top 5 active investment manager in the UK over the next 5 years. This will involve a considerable increase in assets under management and we have already signalled that we are prepared to consider future acquisition opportunities and to move rapidly to generate organic growth.

Group Outlook

The outlook for the industry over the medium to long term is very positive when judged against the substantial underlying demand for simple good value products. The short term will continue to be impacted by the challenging market conditions prevailing and both Government and our industry need to rise to these challenges. In considering the implementation of the Sandler review, the Government has the opportunity to create a positive and viable framework for our industry to step forward with confidence and play its part in expanding substantially the market for long term savings and pensions.

Friends Provident has concentrated on the fundamentals of its business to achieve growth in 2002 and the capacity for further growth beyond. Our overall life and pensions market share has increased, with some progress made in our core UK market and more substantial advances in the offshore market, and at the same time overall new business margin has

increased. There is also evidence of a higher concentration of market share between the top ten groups of life and pensions companies, up to 70% in 2002 from 66% in 2001. We believe this trend will continue.

Going forward, cost control in both our businesses will be essential and we are set to reap the benefits of our investment in technology solutions and outsourcing capacity. A pilot for the Life & Pensions business is currently underway in India to evaluate the potential for outsourcing business processes to give us the capacity to write higher new business volumes cost effectively.

We expect 2003 to be another challenging year for the life assurance and asset management industries but we remain confident that we have the right business model - with an effective blend of customer service, innovative technology, flexible distribution systems and quality products - to enable Friends Provident to capture further market share in 2003 in both sectors.

Financial Review

Financial Reporting

Modified statutory solvency is the basis required under legislation for reporting long term insurance business results. It is an extension of the statutory requirement designed to demonstrate solvency.

The achieved profit basis has been developed by the Association of British Insurers and is a more realistic method of accounting for long-term business that fully recognises the shareholders' interest in the in-force portfolio.

Financial strength

2002 saw a continuation of volatile equity markets and a third successive year of falling market values, with the FTSE 100 index falling 24.5% in 2002 and 43.1% over the last 3 years. However, our financial flexibility has enabled us to manage our financial strength and ensure that statutory solvency requirements were met at all times.

On 5 December 2002, Friends Provident plc successfully raised £290m before expenses via an issue of convertible bonds due 2007, with a conversion price of 171 pence per share and a coupon of 5.25%. The capital was raised to refinance previous acquisitions, strategic investments and for general corporate purposes. The net proceeds of £284 million formed part of a net injection of £294 million into Friends Provident Life and Pensions Limited (FPLP), the main life and pensions company. After allowing for the injection, at the end of 2002 corporate assets held outside the Life & Pensions business were some £280 million, offset by a £290 million liability in respect of the convertible debt.

The additional capital improves our financial strength, increases the Free Asset Ratio (FAR) of FPLP, and has supported growth and diversification in both core businesses through acquisitions in the face of testing market conditions.

The impact of falls in equity markets have been partly mitigated by cuts in policy bonuses and other reductions in liabilities. The FAR, which represents the excess of available assets over long-term liabilities expressed as a percentage of liabilities for FPLP is estimated to have been 8.4% at the year end.

The statutory solvency calculation includes an implicit item representing future profits of £600 million and a stop loss reinsurance agreement to the value of £530 million with third party re-insurers, which has the effect of reducing FPLP's statutory liabilities by this same amount. The FPLP solvency calculation excludes the value of future profits from other life insurance subsidiaries and the value of an inadmissible item held by the With Profits Fund of FPLP comprising 40% of the future profits from certain business in force at the date of the demutualisation, which was valued at £329 million at 31 December 2002.

The With Profits Fund showed a deficit at the year end of £350 million on a statutory basis. This deficit was well covered by statutory surplus in the Non Profit Fund. On a realistic basis, and after providing for the cost of guaranteed benefits calculated on a stochastic basis, the With Profits Fund is able to meet its obligations to policyholders in accordance with the Principles of Financial Management established when the company was formed. The With Profits Fund is run on mutual lines and there is no orphan estate. The Group's balance sheet on a realistic basis shows a significant surplus of assets over liabilities.

The financial strength credit rating of FPLP from Standard & Poor's was maintained at AA – (very strong) throughout the year albeit with a change in outlook to negative against the background of a negative outlook for the UK Life industry. The Moody's rating was downgraded from Aa3 to A2 (stable outlook) as part of Moody's review of the life insurance industry and a number of our UK competitors experienced similar downgrades.

At the end of 2002, the With Profits Fund was invested 45% in equities and property and the balance in fixed interest and cash. The level of equity investment was reduced over the year through a combination of equity market movements and active investment decisions taken in the interest of prudent management of the With Profits Fund.

Achieved Profits Results

Operating profit before amortisation of goodwill, operating exceptional items and tax for 2002 was £305 million. The decrease from £321 million in 2001 is mainly due to the effect of an adverse change in operating assumptions, as explained more fully below. Within the overall result, Life & Pensions achieved operating profit before operating exceptional items and tax was £247 million (£249 million in 2001). The components of profit are discussed below.

The contribution from new business was £66 million (£54 million in 2001 on a comparable basis), before allowing for the cost of solvency capital and the pension service charge on an FRS17 basis. The increase is primarily a result of growth in investment bond and pensions new business volumes and improved margins on annuity business. The new business margin increased to 17.5%, from 15.7% in 2001.

The expected return on shareholders' net assets within the life and pensions companies was £98 million. This compares with £50 million in 2001. The increase is primarily a result of the injection of some £1.2 billion at the time of demutualisation which occurred mid-way through 2001. At the end of 2002, these net assets were still £1.2 billion, with falls in values as a result of the weak equity markets and the purchase of RSAIFS being offset by surplus arising from the in-force Life & Pensions business and the injection of holding company assets.

The effect of changes in operating assumptions has reduced profit by £30 million. This includes changes in assumptions to allow for increased longevity, which has a negative effect in relation to annuities (£56 million) but a positive effect for term assurance. Allowance for increased lapses, primarily mortgage endowment business, was offset by the release of a provision for the impact of additional lapses following demutualisation. The allowance for increased lapses more closely reflects recent lapse patterns.

Development costs were £27 million, down from £30 million in 2001. This is mainly expenditure on the development of advanced electronic trading systems, e-commerce related activities and enhancement of customer service through our Friends Achieving Customer Excellence programme.

The Asset Management profit was £23 million for 2002 (£27 million for 2001). During 2002, the Asset Management business was expanded by the acquisition of the Royal & SunAlliance asset management business. Although assets under management have increased as a result of the acquisition of RSAI, increased revenue has been offset by interest payments on a loan from FPLP to fund the purchase. Additionally, declining equity markets have depressed revenues.

Modified Statutory Solvency Result and Dividend

Operating profit before amortisation of goodwill, operating exceptional items and tax for the year to 31 December 2002 was £355 million. This compares with £140 million for the half year to 31 December 2001. The comparative difference in profits was mainly due to a weakening of the liability valuation basis in the light of investment market conditions in 2002, which has had the effect of accelerating the recognition of profits which would otherwise have emerged in later years. Under our demutualisation scheme, surpluses arising for shareholders from certain business in-force at the date of demutualisation are calculated on an unmodified statutory basis and are therefore subject to some additional volatility. The proposed dividend for 2002 of 7.25 pence per share represents an increase of 3.6% over the annualised dividend of 7 pence per share for 2001.

Shareholders' Funds

The shareholders' funds on an achieved profit basis at 31 December 2002 were £2.6 billion (down from £3.5 billion at the end of 2001). This is represented by the group embedded value and comprises £1.2 billion of shareholders' invested net assets, £1.2 billion value of in-force Life & Pensions business and £0.2 billion market value of the Asset Management business. At 31 December 2002, the shareholders' invested net assets were invested broadly in a mix of equities (65%), and fixed income securities and cash (35%), the mix having moved in line with markets over the year.

The group embedded value was adversely affected by £727 million in 2002 arising from the variation from the longer-term investment return and the effect of economic assumption changes. These items are shown separately in the profit and loss account on an achieved profit basis. The adverse variation from the longer-term investment return was £848 million before tax, and £614 million after tax. The reduction in embedded value of £614 million includes the difference between the actual and expected return on the shareholders' invested net assets (£340 million), the effect on the value of in-force

Life & Pensions business of lower equity market levels (£150 million) and additional changes to With Profit assumptions (£150 million). As well as the impact of reductions in bonuses, the latter includes £40 million to reflect the cost of temporary notional support to the With Profits Fund. This arises from the use of lower future investment return assumptions than the risk discount rate. There was a positive contribution from higher than expected returns from fixed income securities on assets backing pension annuities (£60 million). The adverse effect of economic assumption changes was £161 million before tax, or £113 million after tax and is mainly from the impact of lower long-term rates used in the valuation of pension annuities. Embedded value per share at the end of 2002 was 150 pence.

Pension Schemes

The Group operates one principal defined benefit scheme, and two smaller schemes. The market value of the assets at 31 December 2002 was over £500 million. The principal defined benefit scheme moved into a deficit of £14 million, which is less than 3% of the market value of the assets. As the deficit is relatively small, it is anticipated that no contributions will be made to the principal scheme in 2003.

Funds under Management

Funds managed by ISIS were £60.1 billion at 31 December 2002. These include £25.8 billion relating to the Friends Provident Life & Pensions business. During the year, the Life & Pensions business had a cash inflow from policyholders of £3.0 billion offset by £3.0 billion of claims paid.

Operating expenses

Operating expenses for our Life & Pensions business in 2002 excluding the change in deferred acquisition costs were £412 million, compared with £364 million in 2001. The increase resulted primarily from additional endowment compensation and related expenses (£26 million), higher commission paid (£6 million) and expenses in relation to the acquired international business (£6 million for the five months since acquisition). Underlying operating expenses have therefore been kept under tight control.

Borrowings

Following the issue of £290 million of convertible debt in December 2002, the Group's long-term borrowings were £556 million at the end of the year.

Contents

Operating profit (based on longer-term investment return) before amortisation of goodwill, operating exceptional items and tax and reconciliation to profit after tax on a modified statutory solvency basis

Operating profit (based on longer-term investment return) on ordinary activities before tax

Consolidated statement of total recognised gains and losses on a modified statutory solvency basis

Summary consolidated balance sheet

Summary consolidated cash flow statement

Notes to the financial statements

Summary consolidated profit and loss account on an achieved profit basis

For the year ended 31 December 2002

	Notes	Full Year 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m
Operating profit				
Life & Pensions achieved operating profit	3	247	157	92
Asset Management	4	23	13	14
Expected return on net pension asset		23	15	19
Expected return on corporate net assets	5a	22	14	-
Corporate costs		(10)	(3)	-
		----------	----------	----------
Operating profit before amortisation of goodwill, operating exceptional items and tax		305	196	125
Operating exceptional items: Integration costs	6	(22)	-	-
Amortisation of Asset Management goodwill		(12)	(1)	(1)
		----------	----------	----------
Operating profit on ordinary activities before tax		271	195	124
Exceptional items relating to Asset Management operations	7	-	(2)	-
Investment return variances		(848)	(117)	(242)
Effect of economic assumption changes	8	(161)	(109)	137
		----------	----------	----------
(Loss)/Profit on ordinary activities before tax		(738)	(33)	19
Tax on operating profit before amortisation of goodwill and operating exceptional items		(93)	(56)	(37)

Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items	289	68	31
(Loss)/Profit on ordinary activities after tax	(542)	(21)	13
Equity minority interests	4	(1)	(3)
(Loss)/Profit after tax attributable to equity shareholders	(538)	(22)	10
Dividend	(125)	(60)	-
Retained (loss)/profit for the financial period	(663)	(82)	10

	Notes	**Full Year 2002**	**Half Year ended 31 Dec 2001**
Earnings/(Loss) per share on an achieved profit basis (i)	9		
Based on loss attributable to equity shareholders - basic and diluted		(31.2)p	(1.7)p
Based on operating profit on an achieved profit basis before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders		12.5p	10.8p
Based on operating profit on an achieved profit basis before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders using the weighted average number of shares for the trading period		12.5 p	8.1p
Dividend per share - interim		**2.45p**	**-**
- final		**4.80p**	**3.5p**

(i) 2001 restated for the bonus shares issued on 2 August 2002.

Consolidated statement of total recognised gains and losses on an achieved profit basis

For the year ended 31 December 2002

	Full Year 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m
(Loss)/Profit after tax attributable to equity shareholders	(538)	(22)	10
Pension scheme losses	(222)	(74)	(123)
Deferred taxation on pension scheme losses	67	22	37
Equity minority interest on pension scheme losses and deferred taxation on pension scheme losses	2	-	-
Foreign exchange losses	-	(1)	-
	----------	----------	----------
Total recognised losses arising in the period	(691)	(75)	(76)
	======	======	======

Life & Pensions achieved operating profit before operating exceptional items and tax

For the year ended 31 December 2002

	Notes	Full Year 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m
Contribution from new business (i)	3a	66	29	16
Cost of solvency capital and pension service charge		(17)	(8)	(6)
		----------	----------	----------
Contribution from new business attributable to shareholders (after the cost of solvency capital and pension service charge) (i)		49	21	10
Profit from existing business	3b			
- expected return		163	85	82
- experience variances		(6)	28	6
- operating assumption changes		(30)	(10)	7
Development costs	3c	(27)	(16)	(14)
Expected return on shareholders' net assets within the Life & Pensions business	5b	98	49	1
		----------	----------	----------
Life & Pensions achieved operating profit before operating exceptional items and tax		**247**	**157**	**92**
		======	======	======

(i) The contribution from new business attributable to shareholders represents 100% of the total contribution from new Non Profit, unit-linked and unitised With Profit business written after the effective date of the demutualisation (9 July

2001) (the "Effective Date"); 60% of that business written before the Effective Date; together with 100% of the total contribution from new income protection business and the value of one-ninth of the cost of projected bonuses on new conventional With Profit business.

Illustrative contribution from new business on the basis of the new fund structure (i)

For the year ended 31 December 2002

	Note	Full Year 2002 £m	Half year ended 31 Dec 2001 £m	Half year ended 30 June 2001 £m
New Life & Pensions business annualised premium equivalent		377	183	160
		=======	=======	=======
Contribution from new business before tax	3a	66	29	25
Cost of solvency capital		(5)	(3)	(2)
		----------	----------	----------
Contribution from new business before tax **(and after cost of solvency capital)**		**61**	**26**	**23**
Effect of pension service charge		(12)	(5)	(6)
		----------	----------	----------
Contribution from new business before tax (and after cost of solvency capital and effect of pension service charge)		**49**	**21**	**17**
		=======	=======	=======

(i) After the Effective Date, 100% of the total contribution from new Non Profit, unit-linked and unitised With Profit business is attributable to shareholders, (before the Effective Date, 100% is treated in the above table as attributable to shareholders) together with 100% of the total contribution from new income protection business and the value of one-ninth of the cost of projected bonuses on new conventional With Profit business.

Group embedded value

At 31 December 2002

	2002 £m	2001 £m
Attributable net asset value of Asset Management business (excluding goodwill) (i)	(112)	48
Net pension (liability)/asset of FPPS (i)	(14)	132
Shareholders' invested net assets	1,222	1,605
	----------	----------
Shareholders' net worth	1,096	1,785

Value of in-force Life & Pensions business	1,202	1,470
Adjustment of the value of Asset Management business to market value	292	201
	----------	----------
Embedded value	**2,590**	**3,456**
	======	======

At 31 December 2002 Life & Pensions net assets were £1,233m (shareholder funds £440m, long-term funds £793m) and corporate net assets were £(11)m. Unencumbered capital, which is defined as Life & Pensions net assets less solvency margin requirements in respect of business written in Non Profit funds, amounted to £1,138m (31 December 2001: 1,080m).

(i) The net pension liability/asset of FPPS is stated on a Financial Reporting Standard 17 (Retirement benefits)("FRS 17") basis and is net of related deferred taxation. The attributable net asset of the value of Asset Management business includes the value of the net pension liability/asset of that business on an FRS17 basis (net of deferred tax).

Movement in the Group embedded value

For the year ended 31 December 2002

	Full Year 2002 £m	**Half year ended 31 Dec 2001 £m**	**Half year ended 30 June 2001 £m**
Opening embedded value	3,456	2,106	2,307
Adjustment arising from revised basis of preparation	-	-	(6)
Net listing proceeds	-	1,572	-
Consolidated recognised losses arising in the period including Life & Pensions business on an achieved profit basis	(691)	(75)	(76)
Movement in the adjustment of the value of Asset Management business to market value (i)	(50)	(91)	(119)
Release of goodwill previously written off to reserves (net of minority interest)	-	4	-
Dividend	(125)	(60)	-
	----------	----------	----------
Closing embedded value	**2,590**	**3,456**	**2,106**
	======	======	======

(i) The movement in the adjustment of the value of Asset Management business to market value

excludes movements in goodwill relating to that business.

Notes to the achieved profit results

1. Achieved profit results

The achieved profit results constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985 and have been approved by the Board of Directors on 4 March 2003. The achieved profit results are unaudited, but the Life & Pensions results have been subject to a review by B&W Deloitte, consulting actuaries.

2. Basis of preparation

In order to identify the value being generated by the Group's business, the directors use the achieved profit basis of reporting in respect of the Life & Pensions business combined with the modified statutory solvency ("MSS") basis for the remainder of the business. The achieved profit basis of reporting is designed to recognise profit as it is earned over the term of a life assurance policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the MSS basis of reporting, but the timing of the recognition is different.

The consolidated profit and loss account on an achieved profit basis has been prepared in accordance with the methodology and disclosure requirements contained in the guidance 'Supplementary reporting for long-term insurance business (the achieved profits method)' issued by the Association of British Insurers ("ABI") in December 2001. Previously the achieved profit basis results were prepared in accordance with draft guidance issued in December 1999. Comparative results for 2001 have not been restated for the change in methodology, as the differences are not material to the result. The guidance aims to provide a realistic method of recognising shareholder profits from long-term business. The guidance states that achieved profit should be calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of corporation tax has been used to gross up after tax profits.

Achieved profit is determined as the change in the Group's embedded value during the period adjusted for any dividends paid or capital injected.

Prior to 9 July 2001, the parent company of Friends Provident Group was Friends' Provident Life Office ("FPLO"), a mutual company. It is possible, for comparative purposes, to show achieved profit results for the first half of 2001. However, these comparatives exclude the impact of the new capital and a proportion of the contribution from new business attributed to With Profit policyholders prior to 9 July 2001. After that date all contribution from new business accrues to shareholders.

An embedded value provides an estimate of the value of the shareholders' interest in a life assurance business excluding any value which may be generated from future new life and pensions business. The embedded value is the sum of shareholders' net worth and value of existing business. The shareholders' net worth is the net assets attributable to shareholders and excludes items such as acquired goodwill and the present value of acquired in-force business.

The value of existing business is the present value of the projected stream of future after tax distributable profit available to shareholders from the business existing at the valuation date, adjusted where appropriate for the cost of holding the minimum statutory solvency margin.

The embedded value of the Friends Provident Group consists of the following:

(i) the Group's share of its investment in the Asset Management business at market value;

(ii) the net pension liability/ asset of FPPS on an FRS17 basis (net of deferred tax);

(iii) shareholders' invested net assets and

(iv) the present value of the future profits attributable to shareholders from existing policies of the Life & Pensions business.

3. Life & Pensions achieved operating profit

a. Contribution from new business

The contribution from new business for the year ended 31 December 2002 is calculated using economic assumptions at the beginning of the year. The contribution from new business (before the cost of solvency capital and pension service charge) using end of period economic assumptions amounted to £61m for the year ended 31 December 2002. The contribution from new business for prior periods is calculated using economic assumptions at the end of those periods.

The contribution from new Life & Pensions business before tax is calculated by grossing up the contribution from new

Life & Pensions business after tax at the full standard rate of corporation tax.

In respect of stakeholder style pension business, where a regular pattern in the receipt of premiums has been established the business has been treated as regular premium business.

The contribution between the point of sale and the end of the period is included within the contribution from new business for 2002 and the second half of 2001 but for the first half of 2001 it is included within profit from existing business.

b. Profit from existing business

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

c. Development costs

Development costs represent investment in the following strategic developments: service automation and improvement, stakeholder systems, and E-commerce capabilities.

4. Asset Management

Asset Management has been treated as a separate reportable segment and thus the profit on investment management fees charged to the Life & Pensions business, approximately £4 million for the year ended 31 December 2002, is included within Asset Management operating profit.

5. Expected return on shareholders' net assets

a. Expected return on corporate net assets

The expected return on corporate net assets is the longer-term rate of investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the return on the net pension liability/asset and the result of the Asset Management business which are shown separately in the summary consolidated profit and loss account.

b. Expected return on shareholders' net assets within the Life & Pensions business

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

6. Operating exceptional items: Integration costs

Operating exceptional items in 2002 comprises £19m of Asset Management integration expenses relating to the acquisition of Royal & SunAlliance Investments and £3m (after grossing up for shareholder tax) of Life & Pensions integration expenses relating to the acquisition of Friends Provident International Limited (formerly Royal & SunAlliance International Financial Services Limited).

7. Exceptional items relating to Asset Management operations

Exceptional items in 2001 relate to Asset Management operations, and comprises £Nil relating to the disposal of Ivory & Sime Asset Management Limited for a net consideration of £9m less net assets transferred of £2m and less goodwill reinstated of £7m; and a charge of £2m relating to the closure of overseas offices.

8. Effect of economic assumption changes

The effect of economic assumption changes reflect the impact of changes in the expected level of future investment returns, asset mix, economic reserving basis, expense inflation and the risk discount rate used to calculate the value of existing business.

9. Earnings/(Loss) per share

a. Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before amortisation of goodwill and operating exceptional items, after tax, and on the loss attributable to shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	Full Year 2002		Half year ended 31 December 2001 (i)	
	Earnings £m	Per share pence	Earnings £m	Per share pence
Loss after tax attributable to shareholders	(538)	(31.2)	(22)	(1.7)
Investment return variances	848	49.2	117	9.1
Effect of economic assumption changes	161	9.3	109	8.4
Amortisation of goodwill	12	0.7	1	0.1
Operating exceptional items: Integration costs	22	1.3	-	-
Exceptional items relating to Asset Management operations	-	-	2	0.2
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items	(289)	(16.8)	(68)	(5.3)
Operating profit before amortisation of goodwill and operating exceptional items, after tax	216	12.5	139	10.8
Weighted average number of shares for the financial period		1,722		(ii) 1,292
Operating profit before amortisation of goodwill and operating exceptional items, after tax, for the trading period	216	12.5	139	8.1
Weighted average number of shares for the trading period		1,722		(iii) 1,711

(i) 2001 restated for the bonus shares issued on 2 August 2002.

(ii) representing the period from 23 November 2000 to 31 December 2001.

(iii) representing the period from 9 July 2001 to 31 December 2001.

b. Diluted earnings per share

	Full year 2002			Half year ended 31 Dec 2001(i)		
	earnings £m	Weighted average number of shares million	per share pence	earnings £m	Weighted average number of shares million	per share pence
Loss after tax attributable to equity shareholders	(538)	1,722	(31.2)	(22)	1,292	(1.7)
Dilutive effect of options	-	-	-	-	-	-
Diluted earnings per share	(538)	1,722	(31.2)	(22)	1,292	(1.7)

(i) 2001 restated for the bonus shares issued on 2 August 2002.

10. Sensitivity analysis

The table below shows the contribution from new Life & Pensions business, before the cost of solvency capital and the pension service charge before tax and the value of existing Life & Pensions business, assuming a 1% increase in the rate of investment return on equities and properties and separately, a 1% increase in the risk discount rate (all other assumptions remaining unchanged):

	Full Year 2002 £m	**Half year ended 31 Dec 2001 £m**
Contribution from new Life & Pensions business, before cost of solvency capital and pension service charge, before tax	66	29
After the impact of a 1% increase in investment returns on equities and properties	82	33
After the impact of a 1% increase in the risk discount rate	46	18
Value of existing Life & Pensions business	1,202	1,470
After the impact of a 1% increase in investment returns on equities and properties	1,246	1,520
After the impact of a 1% increase in the risk discount rate	1,098	1,372

Profits are affected by any change in underlying investment returns. When interest rates change, expected future investment returns will also change and this in turn will affect projected cash flows. A change in investment assumptions may also result in a change to the risk discount rate used to calculate the present value of the projected cash flows.

11. Principal assumptions

The table below sets out the principal economic assumptions used in the calculation of the value of the existing business and the contribution from new business (new business written in 2002 has been valued using the economic assumptions used to value the existing business at 31 December 2001).

	31 Dec 2002 %	31 De 200 %
Risk discount rate	7.0	7.
Investment returns before tax:		
Government fixed interest	4.5	5.
Other fixed interest	5.0 - 5.5	5.5 - 6.
Equities	7.0	7.
Properties	7.0	7.
Future expense inflation	3.3	3.
Corporation tax rate	30	3

Future bonus rates have been set at levels which would fully utilise the assets supporting the in-force With Profit business over its lifetime, after providing for an estimate of the cost of guaranteed benefits calculated on a stochastic basis, and are consistent with the economic assumptions and the company's bonus policy.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. An allowance has been retained for the impact of the introduction of stakeholder pensions.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum in excess of the assumed long-term rate of retail price inflation. Allowance for commission is based on the Group's recent experience.

The value of existing business makes no allowance for the payment of future premiums on recurring single premium contracts (except for stakeholder style pensions in which case if a regular pattern in the receipt of premiums is established the business is treated as regular premium business) or for non-contractual increments on existing policies.

12. Contingent liabilities

On 23 December 2002 the Inland Revenue issued a press release announcing measures to improve the effectiveness and fairness of the tax rules for life insurance companies. The draft clause and schedule to be included in the Finance Bill 2003 was issued on 21 January 2003.

The Inland Revenue proposals as finally enacted may have an impact on Friends Provident Life and Pensions Limited ("FPLP"). However, as discussions are continuing between the Inland Revenue and the Industry on the measures proposed, there remains uncertainty over the nature and extent of the measures. As a consequence, the directors are unable to quantify the corporation tax impact on FPLP and no allowance has therefore been made for the possible impact on the achieved profit results.

Summary consolidated profit and loss account on a modified statutory solvency basis

For the year ended 31 December 2002

	Notes		2002 £m	**As restated** * 2001 £m
Gross premiums written	5		2,990	1,479
		=======	=======	=======
Balance on the long-term business technical account			198	72
Tax credit attributable to balance on long-term business technical account			85	31
		----------	----------	----------

Profit before tax from long-term business			283	103
Investment income			52	28
Allocated investment return transferred to the long-term business technical account			(228)	(66)
Investment expenses and charges			(69)	(9)
Unrealised losses on investments			(48)	(13)
Other income - acquisitions			23	-
- other continuing operations			30	20
			53	20
Other charges, including value adjustments			(80)	(22)
Exceptional items relating to Asset Management operations	3		-	(2)
		----------	----------	----------
(Loss)/Profit on ordinary activities before tax			(37)	39
Tax on profit on ordinary activities			(33)	(15)
		----------	----------	----------
(Loss)/Profit on ordinary activities after tax			(70)	24
Equity minority interests			4	(1)
		----------	----------	----------
(Loss)/Profit after tax attributable to equity shareholders			(66)	23
Dividend			(125)	(60)
		----------	----------	----------
Retained loss for the financial period transferred to reserves			(191)	(37)
		=======	=======	=======
(Loss)/Earnings per share (i)	6			
Based on (loss)/profit attributable to equity shareholders - basic and diluted			(3.8)p	1.8p
Based on operating profit (based on longer-term investment return) before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders for the financial period			14.5p	7.5p
Based on operating profit (based on longer-term investment return) before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders using the weighted average number of shares for the trading period			14.5p	5.7p
Dividend per share - interim			**2.45p**	**-**
- final			**4.80p**	**3.5p**

All of the amounts above are in respect of continuing operations.

* For the period 23 November 2000 to 31 December 2001. Trading period 9 July to 31 December

2001. See note 2.

(i) 2001 restated for the bonus shares issued on 2 August 2002.

Operating profit (based on longer-term investment return) before amortisation of goodwill, operating exceptional items and tax and reconciliation to profit after tax on a modified statutory solvency basis

For the year ended 31 December 2002

	Note		2002	* 2001
			£m	£m
Life & Pensions			332	127
Asset Management			23	13
Operating profit before amortisation of goodwill, operating exceptional items and tax			355	140
Operating exceptional items: Integration costs			(21)	-
Amortisation of goodwill			(23)	(7)
Operating profit on ordinary activities before tax			311	133
Short term fluctuations in investment return			(348)	(92)
Exceptional items relating to Asset Management operations	3		-	(2)
(Loss)/Profit on ordinary activities before tax			(37)	39
Tax on operating profit before amortisation of goodwill and operating exceptional items			(109)	(42)
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items			76	27
Equity minority interests			4	(1)
(Loss)/Profit after tax attributable to equity shareholders			(66)	23

* For the period 23 November 2000 to 31 December 2001. Trading period 9 July to 31 December 2001. See note 2.

Operating profit (based on longer-term investment return) on ordinary activities before tax

For the year ended 31 December 2002

	2002	* 2001
	£m	£m
Life & Pensions	319	121
Asset Management	(8)	12

	---------	---------
Operating profit on ordinary activities before tax	311	133
	=====	=====
Acquisitions	(23)	-
Other continuing operations	334	133
	---------	---------
Operating profit on ordinary activities before tax	311	133
	=====	=====

* For the period 23 November 2000 to 31 December 2001. Trading period 9 July to 31 December 2001. See note 2.

Consolidated statement of total recognised gains and losses on a modified statutory solvency basis

For the year ended 31 December 2002

	Note	2002 £m	* 2001 £m
(Loss)/Profit after tax attributable to equity shareholders		(66)	23
Pension scheme losses	8	(222)	(74)
Deferred taxation on pension scheme losses		67	22
Equity minority interest on pension scheme losses and deferred taxation on pension scheme losses		2	-
Foreign exchange losses		-	(1)
		----------	----------
Total recognised losses arising in the period		(219)	(30)
		=====	=====

* For the period 23 November 2000 to 31 December 2001. Trading period 9 July to 31 December 2001. See note 2.

Summary consolidated balance sheet

At 31 December 2002

	Note	2002 £m	2001 £m
Assets			
Intangible assets		461	256
Investments		19,637	21,631
Present value of acquired in-force business		169	123
Assets held to cover linked liabilities		8,975	8,706
Reinsurers' share of technical provisions		100	807
Debtors and other assets		1,415	1,194
Net pension asset	8	-	133
		----------	----------

Total assets including net pension asset		30,757	32,850
		======	======
Liabilities			
Equity shareholders' funds		1,881	2,225
Equity minority interests		52	63
Subordinated liabilities		215	215
Fund for future appropriations		81	1,247
Technical provisions including linked liabilities		27,664	28,221
Provisions for other risks and charges		70	120
Creditors, accruals and deferred income		774	759
Net pension liability	8	20	-
		----------	----------
Total liabilities including net pension liability		30,757	32,850
		======	======

Summary consolidated cash flow statement

For the year ended 31 December 2002

	Cashflows relating to acquisitions	2002	2001*
	£m	£m	£m
Net cash inflow from operating activities	5	217	78
Returns on investments and servicing of finance	(4)	15	7
Corporation tax paid	-	(6)	(3)
Capital expenditure and financial investment	-	(10)	(30)
Acquisitions and disposals	(345)	(345)	(1,139)
Equity dividends paid	-	(102)	-
Financing	180	464	1,567
	----------	----------	----------
Net cash inflow	(164)	233	480
	----------	----------	----------
The net cash inflow was applied/invested as follows:			
Net portfolio investments	(133)	266	405
(Decrease)/Increase in cash holdings	(31)	(33)	75
	----------	----------	----------
Net investment of cash flows	(164)	233	480
	----------	----------	----------

In accordance with Financial Reporting Standard 1 (Cash flow statements), this statement shows only the cash flows of shareholders' funds.

* For the period 23 November 2000 to 31 December 2001. Trading period 9 July to 31 December

2001. See note 2.

Notes to the financial statements

1. Modified statutory solvency results

The modified statutory solvency results constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985 and are extracted from the Group financial statements for the year ended 31 December 2002. The financial statements include the auditors unqualified report and do not contain a statement under either sections 237(2) or 237(3) of the Companies Act 1985. These results have been approved by the Board on 4 March 2003.

2. 2001 comparative information

Prior to 9 July 2001, the parent company of the Friends' Provident Life Office Group ("the FPLO Group") was Friends' Provident Life Office ("FPLO"), a mutual company. On 9 July 2001, the assets and liabilities of FPLO were transferred to Friends Provident Life and Pensions Limited ("FPLP"), a subsidiary of Friends Provident plc ("the Company") in accordance with the terms of a scheme under Schedule 2C of the Insurance Companies Act 1982.

The 2001 comparative information of the Company is for the period since its incorporation on 23 November 2000 to 31 December 2001. The Company did not trade until it was listed on the London Stock Exchange on 9 July 2001 and as a consequence the 2001 profit and loss account presented as a comparative represents the results of the Friends Provident Group ("the Group") for the 25 week trading period to 31 December 2001. Where comparable, notes to the accounts disclose full year figures for 2001. These figures represent the total for the trading period 9 July 2001 to 31 December 2001 for the Group and for the trading period 1 January 2001 to 8 July 2001 for the FPLO Group.

3. Exceptional items relating to Asset Management operations

Exceptional items in 2001 relate to Asset Management operations, and comprises £Nil relating to the disposal of Ivory & Sime Asset Management Limited for a net consideration of £9m less net assets transferred of £2m and less goodwill reinstated of £7m; and a charge of £2m relating to the closure of overseas offices.

4. New business

Life & Pensions

	Regular Premiums			Single Premiums			APE		
	Full Year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m	Full Year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m	Full Year 2002 £m	Period ended 31 Dec 2001 £m	Full Year 2001 £m
Life									
Protection	45	18	35	-	-	1	45	18	35
Savings and investment	25	9	23	717	252	453	97	34	68
	-----	-----	-----	-----	-----	-----	-----	-----	-----
Pensions									
Individual pensions	18	13	24	281	144	299	46	28	54
Group pensions	137	69	124	214	92	162	158	78	141
Annuities	-	-	-	307	257	455	31	25	45
	-----	-----	-----	-----	-----	-----	-----	-----	-----
Total Life & Pensions	225	109	206	1,519	745	1,370	377	183	343
	-----	-----	-----	-----	-----	-----	-----	-----	-----

The new Life & Pensions APE represents regular premiums plus 10% of single premiums.

Asset Management	Net New Money		
		Period	
	Full	ended	F
	Year	31 Dec	Ye
	2002	2001	20
	£m	£m	£
Life and pensions	(1,864)	2,107	1,88
Institutional	(2,236)	(898)	(79
Retail	40	(567)	(45
Private Equity	128	56	8
	-------	-------	----
Total Asset Management	(3,932)	698	72
	-------	-------	----

Asset Management new business represents the net new money received for investment by ISIS Asset Management plc ("ISIS"), formerly Friends Ivory & Sime plc. Life and pensions includes assets invested by the Life & Pensions business of the Group.

Changes in life and pensions can reflect balance sheet or corporate actions as well as underlying business flows.

5. Gross premiums written: Life & Pensions and managed pension fund business

		Period	
		ended	
	Full Year	31 Dec	Full Year
	2002	2001	2001
	£m	£m	£m
Life			
Protection	127	60	114
Savings and investment	1,362	573	1,113
	---------	---------	---------
Pensions			
Individual pensions	561	284	591
Group pensions	520	238	443
Annuities	307	257	455
	---------	---------	---------
Total Life & Pensions	2,877	1,412	2,716
Managed pension fund business (Asset Management)	113	67	160
	---------	---------	---------
Total	2,990	1,479	2,876
	=====	=====	=====

6. Earnings per share

a. Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before amortisation of goodwill, operating exceptional items and after tax, and on the profit after tax attributable to shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

a. Basic and operating earnings per share

	Full Year 2002		25 week trading period ended 31 December 2001 (i)	
	Earnings £m	Per share pence	Earnings £m	Per share pence
(Loss)/Profit after tax attributable to equity shareholders	(66)	(3.8)	23	1.8
Short term fluctuations in investment return	348	20.2	92	7.1
Amortisation of goodwill	23	1.3	7	0.5
Operating exceptional items:				
Integration costs	21	1.2	-	-
Exceptional items relating to Asset Management operations	-	-	2	0.2
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items	(76)	(4.4)	(27)	(2.1)
	---------	---------	---------	---------
Operating profit before amortisation of goodwill and operating exceptional items, after tax	250	14.5	97	7.5
Weighted average number of shares for the financial period		1,722		(ii) 1,292
	---------	---------	---------	---------
Operating profit before amortisation of goodwill and operating exceptional items, after tax, for the trading period	250	14.5	97	5.7
Weighted average number of shares for the trading period		1,722		(iii) 1,711
	---------	---------	---------	---------

(i) 2001 restated for the bonus shares issued on 2 August 2002.

(ii) representing the period from 23 November 2000 to 31 December 2001.

(iii) representing the period from 9 July 2001 to 31 December 2001.

b. Diluted earnings per share

				25 week trading period ended		
		Full year 2002			31 December 2001 (i)	
		Weighted			Weighted	
		average			average	
		number	Per		number	Per
	Earnings	of shares	share	Earnings	of shares	share
	£m	million	pence	£m	million	pence
(Loss)/Profit after tax attributable						
to equity shareholders	(66)	1,722	(3.8)	23	1,292	1.8
Dilutive effect of options	-	-	-	-	-	-
	--------	--------	--------	--------	--------	--------
Diluted earnings per share	(66)	1,722	(3.8)	23	1,292	1.8
	--------	--------	--------	--------	--------	--------

(i) 2001 restated for the bonus share issued on 2 August 2002.

7. Longer-term investment return

The longer-term investment return is calculated in respect of equity and fixed interest investments by applying the longer-term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short-term market movements.

The directors have determined the longer-term rates of investment return to be as follows:

	2002	2001
Equities	7.50%	7.50%
Government fixed interest	5.00%	5.00%
Other fixed interest	5.75%	5.75%

8. Staff pension schemes

i. The Group operates one principal scheme, the Friends Provident Pension Scheme ("FPPS"), to which the majority of the Group's Life & Pensions employees belong, and other schemes, being the ISIS Asset Management plc Pension Scheme, a defined benefit scheme, and the Friends Provident International Limited defined contribution scheme, the cost of which for the period of £0.5m, and is included within other charges in the non-technical account.

FPPS is a UK defined benefit scheme and its assets are administered by ISIS Asset Management plc, a subsidiary undertaking. A full actuarial valuation was carried out at 30 September 2002 and was updated to 31 December 2002 by the Scheme Actuary. The employer paid no contributions to the scheme for the period ending 31 December 2002, in accordance with the schedule of contributions for the period to 30 September 2007 agreed between the employer and the scheme trustees, based on the actuarial valuation as at 30 September 2001.

Details of the latest valuation for the principal scheme are given below:

	FPF
Date of last valuation	31 Dec 20C
Method of valuation	Projected Ur
Scheme actuary	Towers Perr
Market value of assets at last valuation date	£527
Level of funding	96

The major assumptions used by the actuary were:

	31 Dec 2002	31 Dec 200
Inflation assumption	2.00%	2.25(
Rate of increase in salaries	*3.50%	*3.75(
Rate of increase in pensions in payment	2.00%	2.25(
Discount rate	5.50%	6.00(

* Plus allowance for salary scale increases.

ii. Assets in the principal scheme and the expected annual rate of return:

	Expected annual long-term rate of return		Value	
	31 Dec 2002	31 Dec 2001	31 Dec 2002 £m	31 Dec 2001 £m
Fixed interest bonds	5.00%	4.75%	46	63
Index-linked bonds	4.75%	4.50%	39	45
Equities	7.50%	8.50%	424	581
Cash	4.00%	4.50%	18	12
Total market value of assets			527	701
Present value of scheme liabilities			(547)	(512)
(Deficit)/Surplus in the scheme			(20)	189
Related deferred tax asset/(liability)			6	(57)
Net pension (liability)/asset: FPPS			(14)	132
Other schemes			(6)	1
Net pension (liability)/asset			(20)	133

iii. Analysis of the amount charged to operating profit

	Full Year 2002 £m	Perio(ende(31 De(200: £n
Current service cost: FPPS	18	9
Other schemes	1	-
Total operating charge	19	9

iv. Analysis of the amount credited to investment income

	Full Year 2002 £m	Period ended 31 Dec 2001 £m
Expected return on pension scheme assets	54	31
Interest on pension scheme liabilities	(31)	(16)
	---------	---------
Expected return on net pension liability/asset: FPPS	23	15
Other schemes	-	-
	---------	---------
Expected return on net pension liability/asset	23	15
	---------	---------

The expected return on pension scheme liability/asset is calculated using the assumptions and the market value of pension scheme assets as stated in the table above for the preceding period end.

v. Analysis of the amount recognised in statement of total recognised gains and losses

("STRGL")

	Full Year 2002 £m	Period ended 31 Dec 2001 £m
Actual return less expected return on pension scheme assets	(190)	(64)
Experience gains and losses arising on the scheme liabilities	4	(6)
Changes in assumptions underlying the present value of the scheme liabilities	(28)	-
	---------	---------
Actuarial loss recognised in STRGL : FPPS	(214)	(70)
Other schemes	(8)	(4)
	---------	---------
Total actuarial loss recognised in STRGL	(222)	(74)
	---------	---------

vi. Movement in surplus during the period

	Full Year 2002 £m	Period ended 31 Dec 2001 £m
Surplus in schemes at beginning of the period:		
- FPPS	189	257

- Other schemes	1	1
	190	258
Movement in period:		
Total operating charge	(19)	(9)
Expected return on net pension liability/asset	23	15
Actuarial loss	(222)	(74)
	(218)	(68)
(Deficit)/Surplus in schemes at end of the period:		
- FPPS	(20)	189
- Other schemes	(8)	1
	(28)	190

9. Reconciliation of movements in consolidated Shareholders' funds

For the year ended 31 December 2002

	£m
Total recognised losses arising in the year	(219)
Dividend	(125)
Net reductions to shareholders' funds	(344)
Shareholders' funds at beginning of year	2,225
Shareholders' funds at end of year	1,881

10. Contingent liabilities

Market falls during 2002 have led to a considerable increase in the number of complaints received by the industry in respect of endowment policies. All such complaints received by the Group, and an estimate of complaints not yet received, have been provided for at an estimate of the likely cost of settling such complaints. Future regulatory actions or statements could increase the estimated costs. The impact of such potential future actions cannot be estimated with reliability.

Provisions for liabilities in connection with policyholder contracts are based on best estimate assumptions, using historical experience but adjusted where there is reasonable cause to expect future experience to be different. However, actual experience may differ from that assumed. Regulatory action, legal judgements, future economic conditions or other unforeseen events may impact ultimate settlements made.

On 23 December 2002 the Inland Revenue issued a press release announcing measures to improve the effectiveness and fairness of the tax rules for life insurance companies. The draft clause and schedule to be included in the Finance Bill 2003 was issued on 21 January 2003.

The Inland Revenue proposals as finally enacted may have an impact on Friends Provident Life and Pensions Limited ("FPLP"). However, as discussions are continuing between the Inland Revenue and the Industry on the measures proposed, there remains uncertainty over the nature and extent of the measures. As a consequence, the directors are unable to quantify the corporation tax impact on FPLP.

Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Director Shareholding
Released	10:47 7 Mar 2003
Number	4354I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Friends Provident plc

2) Name of director

Lady Judge

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

All beneficial interests held by 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Bank of New York (Nominees) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Not applicable

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Not applicable

7) Number of shares/amount of stock acquired

12,750

8) Percentage of issued class

Insignificant (issued share capital 1,721,921,688 ordinary shares)

9) Number of shares/amount of stock disposed

Not applicable

10) Percentage of issued class

Not applicable

11) Class of security

Ordinary shares of 10p each

12) Price per share

77.25p

13) Date of transaction

6th March 2003

14) Date company informed

7th March 2003

15) Total holding following this notification

17,865

16) Total percentage holding of issued class following this notification

Insignificant (issued share capital 1,721,921,688 ordinary shares)

If a director has been granted options by the company please complete the following boxes

17) Date of grant

Not applicable

18) Period during which or date on which exercisable

Not applicable

19) Total amount paid (if any) for grant of the option

Not applicable

20) Description of shares or debentures involved: class, number

Not applicable

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22) Total number of shares or debentures over which options held following this notification

Not applicable

23) Any additional information

Not applicable

24) Name of contact and telephone number for queries

Diana Monger 01306 653026

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 7th March 2003

END

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